RICEBRAN TECHNOLOGIES
6720 N. SCOTTSDALE ROAD, SUITE 390
SCOTTSDALE, ARIZONA 85253

August 11, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Lisa Krestynick, Staff Attorney

Re:	RiceBran Technologies
Registration Statement on Form S-3 (No. 333-212658)
Request for Acceleration

Ladies and Gentlemen:

We hereby request that our correspondence dated August 11, 2016 requesting acceleration of effectiveness for 5:00 p.m., Eastern time, on Friday, August 12, 2016 be hereby withdrawn.

Very truly yours,
RiceBran Technologies

By:	/s/ J. Dale Belt
J. Dale Belt
Chief Financial Officer